

September 22, 2010

Mr. Steven R. Mumma
New York Mortgage Trust, Inc.
52 Vanderbilt Avenue
New York, NY 10017

      Re: **New York Mortgage Trust, Inc.**
               Form 10-K for the year ended December 31, 2009
               File No. 1-32216

Dear Mr. Mumma:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

Results of Operations – Comparison of Years Ended December 31, 2009, 2008 and 2007

Comparable Net Interest Income, page 58

1. Please refer to the table on page 59. Please tell us how you define each of the columns in this table. Please provide this disclosure in future filings and provide us with your proposed disclosure.

Signatures, page 75

2. Please confirm if Steven Mumma also serves as your controller or principal accounting officer. In future filings, please identify the person that serves as your controller or principal accounting officer. Please see General Instruction D to Form 10-K.

3. Mortgage Loans Held in Securitization Trusts, page F-18

3. Please tell us how loans that are determined not to be individually impaired are considered in the assessment of an allowance under SAB 6L, subtopics 450-10 and 450-20 of the FASB Accounting Standards Codification and paragraphs 310-10-35-35 and 310-10-35-36 of the FASB Accounting Standards Codification. Additionally, explain to us how you considered the referenced guidance in determining whether an allowance was required for probable credit losses inherent in the remaining portion of your loan portfolio that was not identified as individually impaired.

5. Financing Arrangements, Portfolio Investments, page F-22

4. Please enhance your disclosure regarding your ability to meet additional haircuts or market valuation requirements and discuss the relative ease and timing it would take to convert amounts to cash to meet these needs.

5. With regard to your repurchase agreements, please tell us whether you account for any of those agreements as sales for accounting purposes in your financial statements. If you do, we ask that you:

    ·   Quantify the amount of repurchase agreements qualifying for sales accounting at each quarterly balance sheet date for each of the past three years.

    ·   Quantify the average quarterly balance of repurchase agreements qualifying for sales accounting for each of the past three years.

    ·   Describe all the differences in transaction terms that result in certain of your repurchase agreements qualifying as sales versus collateralized financings.

    ·   Provide a detailed analysis supporting your use of sales accounting for your repurchase agreements.

    ·   Describe the business reasons for structuring the repurchase agreements as sales transactions versus collateralized financings. To the extent the amounts accounted for as sales transactions have varied over the past three years, discuss the reasons for quarterly changes in the amounts qualifying for sales accounting.

    ·   Describe how your use of sales accounting for certain of your repurchase agreements impacts any ratios or metrics you use publicly, provide to analysts and credit rating agencies, disclose in your filings with the SEC, or provide to other regulatory agencies.

- Tell us whether the repurchase agreements qualifying for sales accounting are concentrated with certain counterparties and/or concentrated within certain countries. If you have any such concentrations, please discuss the reasons for them.

- Tell us whether you have changed your original accounting on any repurchase agreements during the last three years. If you have, explain specifically how you determined the original accounting as either a sales transaction or as a collateralized financing transaction noting the specific facts and circumstances leading to this determination. Describe the factors, events or changes which resulted in your changing your accounting and describe how the change impacted your financial statements.

6. For those repurchase agreements you account for as collateralized financings, please quantify the average quarterly balance for each of the past three years and all quarterly periods during 2010. In addition, quantify the period end balance for each of those quarters and the maximum balance at any month-end. Explain the causes and business reasons for significant variances among these amounts. Please include this disclosure in your MD&A in future filings.

7. In addition to the above, please tell us:

- Whether you have any securities lending transactions that you account for as sales pursuant to the guidance in ASC 860-10. If you do, quantify the amount of these transactions at each quarterly balance sheet date for each of the past three years. Provide a detailed analysis supporting your decision to account for these securities lending transactions as sales.

- Whether you have any other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets, similar to repurchase or securities lending transactions that you account for as sales pursuant to the guidance in ASC 860. If you do, describe the key terms and nature of these transactions and quantify the amount of the transactions at each quarterly balance sheet date for the past three years.

- Whether you have offset financial assets and financial liabilities in the balance sheet where a right of setoff – the general principle for offsetting – does not exist. If you have offset financial assets and financial liabilities in the balance sheet where a right of setoff does not exist, please identify those circumstances, explain the basis for your presentation policy, and quantify the gross amount of the financial assets and financial liabilities that are offset in the balance sheet. For example, please tell us whether you have offset securities owned (long positions) with securities sold, but not yet purchased (short positions), along with any basis for your presentation policy and the related gross amounts that are offset.

8. If you accounted for repurchase agreements, securities lending transactions, or other transactions involving the transfer of financial assets with an obligation to repurchase the

transferred assets as sales and did not provide disclosure of those transactions in your Management's Discussion and Analysis, please advise us of the basis for your conclusion that disclosure was not necessary and describe the process you undertook to reach that conclusion. We refer you to paragraphs (a)(1) and (a)(4) of Item 303 of Regulation S-K

Schedule 14-A

Our Board's Role in Risk Oversight, page 16

9. On page 17, we note that the compensation committee "does not believe that its compensation policies encourage excessive risk-taking...." It appears that the noted disclosure was provided in response to Item 402(s) of Regulation S-K. If it was determined that your compensation policies and practices are not reasonably likely to have a material adverse effect on you, please describe the process you undertook to reach the conclusion that disclosure is not necessary.

Proposal One: Election of Directors, page 5

Nominees for Election as Directors, page 5

10. We note your disclosure regarding your director nominees which states the qualifications and skills of such individuals to serve as directors. For each director nominee, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Please see Item 401(e)(1) of Regulation S-K. Please provide this disclosure in future filings and provide us with your proposed disclosure.

Executive Compensation, page 25

Compensation Discussion and Analysis, page 25

Process for Setting Executive Compensation, page 26

11. You disclose that in determining compensation for a specific executive, the Compensation Committee considers many factors, including the executive's job performance compared to goals and objectives established for the executive at the beginning of the year, the compensation levels of competitive jobs, and your financial performance and financial condition and certain discretionary factors. Please provide additional disclosure for each of these items. For example, please disclose the goals and objectives for each of your executives as well as their actual job performance compared to such goals and objectives. Disclose the compensation levels of competitive jobs. We also note the disclosure on page 28 regarding your performance, but please disclose in greater detail your financial performance and financial condition and the specific contributions of Messrs. Mumma and Reese to your financial performance and financial condition. Please provide this disclosure in future filings and provide us with your proposed disclosure.

Executive Compensation Program Components, page 26

Annual Incentive Compensation, page 27

12. You disclose that you award discretionary cash bonuses to the named executive officers based on your financial and operating performance during 2009 and such officers' contributions to your performance. Please explain how your financial and operating performance during 2009 and the named executive officers' contributions led to the decision to award bonuses and the amount of such bonuses. Please provide this disclosure in future filings and provide us with your proposed disclosure.

Long-Term Incentive Compensation, page 28

13. You disclose the size of the restricted stock awards were influenced by your desire to increase the executive's ownership stake in you and with regard to the total amount of compensation to be earned by them. Please also disclose how these amounts – 62,000 shares of restricted stock to Mr. Mumma (having a grant date fair value of $327,360) and 12,000 shares of restricted stock to Mr. Reese (having a grant date fair value of $63,360) – were decided upon. Please provide this disclosure in future filings and provide us with your proposed disclosure.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Please contact Phil Rothenberg, Staff Attorney, at (202) 551-3466 or Duc Dang, Staff Attorney at (202) 551-3386 with regard to legal comments.

Sincerely,

Kevin Woody
Branch Chief